TERM INSURANCE RIDER


WE WILL PAY the rider Death Benefit to the Beneficiary upon receipt of due proof of the Primary Insured's death. Death must occur while this rider is in force. This rider Death Benefit will be paid in addition to any other amount payable at the Primary Insured's death.

If the cost of insurance and expense charges for the base Policy and the monthly rider charges are paid when due, term insurance equal to the rider Death Benefit for the Primary Insured will be in force for a period ending on the earlier of these dates: (1) the Maturity Date of the Policy; or (2) the date this rider terminates.

                                   BENEFICIARY

Beneficiary Designation - The Beneficiary for the rider is as stated in the application for the base Policy, unless later changed.

Change of Beneficiary - You may change the Beneficiary at any time during the lifetime of the Primary Insured by sending an Authorized Request to Our Service Center. When acknowledged in writing by Us, the change will take effect on the date the notice was signed. We will not be liable for payment made or action taken before the notice was acknowledged.

                                  THE CONTRACT

Consideration - The first monthly rider charge for this rider and the period during which charges are payable are shown on the Policy Schedule. The consideration for issuing this rider is the application and payment of the first monthly rider charge.

This rider is made a part of the Policy to which it is attached. The provisions and conditions of the Policy apply to this rider, except as otherwise stated.

Amount of Rider Death Benefit - The Initial Term Insurance Rider Amount is shown on the Policy Schedule. The amount of Term Insurance Rider Amount cannot be greater than three times the base Policy's Specified Amount.

The rider's Death Benefit equals the Term Insurance Rider Amount less the difference between:

1. The Death Benefit for the base Policy, as described in the Death Benefit Section of the Policy; and

2. The Death Benefit for the base Policy calculated without using the corridor factors, item 1 as described in the Death Benefit Section of the Policy.

Effective Date - The Effective Date of this rider will be as stated below, provided it is accepted by You and the first monthly rider charge has been paid during the lifetime and Good Health of the Primary Insured.

1. The Effective Date of this rider will be the Policy Date for all coverage as requested in the original application.

2. If this rider is requested after the Policy Date, Evidence of Insurability for the Primary Insured will be required. The effective date of coverage under this rider will be the first Monthly Anniversary Day that falls on or next follows the date We determine the Evidence of Insurability to be satisfactory.

Guaranteed Values - This rider has no Accumulation Value or loan value.

Incontestability - Except for nonpayment of the monthly rider charges, this rider will not be contestable after it has been in force during the lifetime of the Primary Insured for two years from the date the rider became effective.

Any increase in the Term Insurance Rider Amount effective after the Effective Date will not be contestable as to the increase after such increase has been in force during the lifetime of the Primary Insured for two years.

Suicide - Suicide of the Primary Insured, while sane or insane, within two years from the effective date of this rider will limit the benefit payable to the total monthly rider charges for the Primary Insured.

Suicide of the Primary Insured, while sane or insane, within two years from the effective date of any increase in rider Death Benefit will limit the benefit payable for such increase to the total monthly rider charges paid for the cost of such increase in coverage

Age; Sex - If the age or sex as stated in the application is not correct, any amounts payable will be adjusted. If the age or sex is not correct, the Death Benefit will be adjusted to that which would be purchased by the most recent rider charge at the correct age and sex.

                                  RIDER CHARGES

Payment - Amounts needed to pay the monthly rider charges for this rider will be withdrawn from the Accumulation Value of the Policy.

Cost of Insurance - The first monthly rider charge for this rider is as stated in the Policy Schedule. The cost per $1,000 of rider Death Benefit will never be greater than the maximum cost of insurance rates as shown in the Table of Cost of Insurance Rates contained in the Policy Schedule.

Adjustment at Death - Upon the death of the Primary Insured, any monthly rider charges made to pay for coverage under this rider beyond the date of death will be returned to You.

                          CHANGES IN EXISTING COVERAGE

Upon Your written request, the amount of the Term Insurance Rider may be changed, subject to these conditions:

1. An application with Evidence of Insurability satisfactory to Us must be submitted for any increase in the Term Insurance Rider Amount. Any increase will be subject to Our minimum allowable increase requirements in effect at the time of the increase. The increase in the Term Insurance Rider Amount will be effective on the first Monthly Anniversary Day that falls on or next follows the date We determine the Evidence of Insurability to be satisfactory and while the Primary Insured is still living. The monthly rider charge for the increase in the Term Insurance Rider Amount will be deducted from the Accumulation Value on the effective date of the increase and every Monthly Anniversary Day thereafter.

2. Any decrease in the Term Insurance Rider Amount will be effective on the first Monthly Anniversary Day that falls on or next follows the date of receipt of the request. Any decrease will reduce the Term Insurance Rider Amount in the following order:

     (a)  Term Insurance Rider Amount provided by the most recent increase;

     (b)  the next most recent increases successively; and

     (c)  the Initial Term Insurance Rider Amount as stated in the application.

                                   TERMINATION

This rider will terminate on the earliest of these dates:

1.   the Maturity Date of the Policy;

2.   the date the Policy terminates for any reason; or

3. the first Monthly Anniversary Day that falls on or next follows Your written request to Our Service Center to cancel this rider.


                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA

                                [IMPORT OMITTED]
                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
                                    Secretary


VL75                                                              (9/00)